# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hepion Pharmaceuticals, Inc., CIK 0001583771
CUSIP: 426897401
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 34 SHREWSBURY AVE., SUITE 1D, RED BANK, New Jersey (NJ), 07701
Date of event which requires filing of this statement: 08/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001266785

## Reporting persons
- Kenneth Rickel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,250,000; shared voting power 0; sole dispositive power 5,250,000; shared dispositive power 0; aggregate amount beneficially owned 5,250,000 (5.7% of the class)
  Comment: The percentage reported in row 13 above is calculated with a numerator of 5,250,000 shares beneficially owned by the reporting person including 2,000,000 shares of common stock issuable upon exercise of warrants and a denominator of 90,219,317 shares of Common Stock outstanding as of August 10, 2026.

## Item 1. Issuer
Name of issuer: Hepion Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 34 Shrewsbury Ave., Suite 1D, Red Bank, NEW JERSEY, 07701

## Item 2. Person Filing
Name of person filing: Kenneth Rickel
Address of principal business office or, if none, residence: c/o Hepion Pharmaceuticals, Inc., 34 Shrewsbury Ave., Suite 1D, Red Bank, NEW JERSEY, 0770
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,250,000
Percent of class: 5.7%
Sole power to vote or to direct the vote: 5,250,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,250,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Kenneth Rickel: /s/ Kenneth Rickel, Kenneth Rickel (09/15/2026)